UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP

01412-100, Brazil
+55 (11) 3047-2655

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

ITEM
1.	Press release dated August 27, 2019

ITEM 1

Arco Platform Limited Reports Second Quarter and First Half 2019 Financial Results

On-track to Deliver 2019 ACV Bookings of R$441 million (37% growth YoY)

São Paulo, Brazil, August 27, 2019 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today reported financial and operating results for the second quarter 2019 ended June 30, 2019.

“We continue to focus on our clients and invest in content and technology. We are confident that our efforts and competitive advantages will maintain our market positioning and generate sustainable, long-term oriented results.” said Ari de Sá Neto, CEO and founder of Arco.

First Half 2019 Results

•	Net Revenue of R$254.6 million;

•	Net Income of R$56.5 million;

•	Adjusted Net Income of R$91.6 million; and

•	Adjusted EBITDA of R$110.3 million.

Second Quarter 2019 Results

•	Net Revenue of R$137.6 million;

•	Net Income of R$25.7 million;

•	Adjusted Net Income of R$50.9 million; and

•	Adjusted EBITDA of R$61.4 million.

Revenue Recognition and Seasonality

As we report the second quarter 2019 results, it is important to highlight the revenue recognition and seasonality of our business.

We typically deliver our Core Curriculum content four times each year, in March, June, August and December and our Supplemental Solutions content twice each year, in June and December, usually two to three months prior to the start of each school quarter. The amount of revenue recognized is proportional to the amount of content made available, which is not linearly distributed among the quarters. This causes revenue seasonality in our business, in which the third quarter revenue is the lowest point of the year.

A significant portion of our expenses is also seasonal. Due to the nature of our business cycle, we require significant working capital, typically in September or October of each year, to cover costs related to production and accumulation of inventory, selling and marketing expenses, and delivery of our teaching materials at the end of each fiscal year in preparation for the beginning of each school year. Therefore, such operating expenses are generally incurred in the period between September and December of each year.

Third Quarter 2019 Guidance:

We expect to recognize in the third quarter (3Q19) 15% of the 2019 ACV Bookings of R$440.9 million.

Full Year 2019 Guidance:

Adjusted EBITDA margin is expected to be in the range of 35.5% to 37.5%.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Moreover, all statements in this press release, whether forward looking or of historical fact, are based on the limited information available to the Company during the due diligence process of Positivo and its business operations (the “Positivo Business”) prior to the signing of the acquisition agreement discussed herein. This limited access to information may have impaired the Company’s ability to conduct a full and comprehensive assessment of the Positivo Business, thus leading to risks and uncertainties. Reasons for this uncertainty include, but are not limited to, the following: (i) the Positivo Business is a carve out of an entity with different businesses and, therefore, the analysis was conducted on the basis of pro forma, unaudited and adjusted financial statements of the Positivo Business; (ii) the accounting parameters and criteria adopted by the Positivo Business are different from the ones adopted by the Company; (iii) the transfer of the Positivo Business to a new entity limits the Company’s ability to assess the proper transfer of all assets and rights to such new entity. In addition, the forward-looking statements regarding the Positivo Business include risks and uncertainties related to statements about competition for the combined business; risks relating to the continued use of the Positivo brand in schools not run by the Company; restrictions and/or limitations on the acquisition of the Positivo Business that may be imposed by antitrust authorities or other regulatory agencies; risks relating to the Company’s ability to attract, upsell and retain customers of the Positivo Business; general market, political, economic, and business conditions in Brazil or abroad; and the Company’s financial targets are based on measures which include revenue, share count and other IFRS measures, as well as non-IFRS financial measures including gross margin, operating margin, net income per diluted share, EBITDA (as defined herein), Adjusted EBITDA (as defined herein) and free cash flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics

ACV Bookings: We define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit for the year (or period) plus income taxes plus/minus finance result plus depreciation and amortization plus share of loss of equity-accounted investees plus share-based compensation plan and plus M&A expenses.

We calculate Adjusted Net Income as profit for the year (or period) plus share-based compensation plan plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, and (v) non-compete agreement) less/plus changes in fair value of derivative instruments (which refers to (i) changes in fair value of derivative instruments—finance income, and plus (ii) changes in fair value of derivative instruments—finance costs) plus share of loss of equity-accounted investees plus interest expenses plus/minus changes in deferred tax assets and liabilities recognized in statements of income (corresponding to financial instruments from acquisition of interests, tax benefit from tax deductible goodwill, share-based compensation, restricted stock units and amortization of intangible assets), plus/minus foreign exchange gains/loss on cash and cash equivalents and plus M&A expenses.

We calculate Free Cash Flow as Net Cash Flows from Operating activities less acquisition of property and equipment less acquisition of intangible assets.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Conference Call Information

Arco will discuss its second quarter 2019 results today, August 27, 2019, via a conference call at 4:30 p.m. Eastern Time. To access the call (ID: 9876489), please dial: (866) 679-4032 or +1 (409) 217-8315. An audio replay of the call will be available through September 10, 2019 by dialing (855) 859-2056 or +1 (404) 537-3406 and entering access code 9876489. A webcast of the call will be available on the Investor Relations section of the Company’s website at https://arcoeducacao.gcs-web.com/.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br

Source: Arco Platform Ltd.

Arco Platform Limited
Unaudited Interim Condensed Consolidated Statements of Financial Position

	June 30,	December 31,
(In thousands of Brazilian reais)	2019	2018
Assets	(unaudited)
Current assets
Cash and cash equivalents	8,530	12,301
Financial investments	869,141	806,789
Trade receivables	142,943	136,611
Inventories	14,598	15,131
Recoverable taxes	20,690	11,227
Other assets	12,838	6,091
Total current assets	1,068,740	988,150
Non-current assets
Financial instruments from acquisition of interests	21,261	26,630
Deferred income tax	133,419	99,460
Recoverable taxes	1,033	1,033
Financial investments	4,473	4,370
Loans to related parties	15,631	1,226
Other assets	6,027	1,060
Investments and interests in other entities	58,113	11,862
Property and equipment	15,959	13,347
Right-of-use assets	17,593	-
Intangible assets	157,960	187,740
Total non-current assets	431,469	346,728
Total assets	1,500,209	1,334,878
Liabilities
Current liabilities
Trade payables	13,991	14,845
Labor and social obligations	31,786	15,888
Advances from customers	20,506	5,997
Lease liabilities	4,736	-
Loans and financing	161	-
Taxes and contributions payable	1,509	2,555
Income taxes payable	26,731	17,294
Financial instruments from acquisition of interests	15,562	51
Accounts payable to selling shareholders	90,829	830
Other liabilities	138	428
Total current liabilities	205,949	57,888
Non-current liabilities
Labor and social obligations	2,064	-
Lease liabilities	16,752	-
Loans and financing	376	-
Financial instruments from acquisition of interests	49,242	25,046
Accounts payable to selling shareholders	106,931	180,551
Provision for legal proceedings	342	131
Deferred income tax	1,560	1,378
Other liabilities	125	-
Total non-current liabilities	177,392	207,106
Equity
Share capital	10	10
Capital reserve	1,066,710	1,089,505
Share-based compensation reserve	81,783	67,350
Accumulated losses	(31,635)	(86,687)
Equity attributable to equity holders of the parent	1,116,868	1,070,178
Non-controlling interests	-	(294)
Total equity	1,116,868	1,069,884
Total liabilities and equity	1,500,209	1,334,878

Arco Platform Limited
Unaudited Interim Condensed Consolidated Statements of Income

	Three-month period ended June 30,		Six-month period ended June 30,
(In thousands of Brazilian reais, except earnings per share)	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	137,566	81,436	254,621	195,070
Cost of sales	(25,827)	(16,862)	(47,696)	(42,702)
Gross profit	111,739	64,574	206,925	152,368
Operating expenses:
Selling expenses	(39,315)	(24,074)	(75,450)	(48,386)
General and administrative expenses	(44,926)	(17,033)	(65,758)	(30,728)
Other (expense) income, net	(437)	(1,476)	2,922	2,172
Operating profit	27,061	21,991	68,639	75,426
Finance income	13,961	3,582	30,917	7,291
Finance costs	(12,374)	(3,840)	(28,855)	(7,765)
Finance result	1,587	(258)	2,062	(474)
Share of loss of equity-accounted investees	(667)	(229)	(1,159)	(294)
Profit before income taxes	27,981	21,504	69,542	74,658
Income taxes - income (expense)
Current	(10,899)	(6,071)	(29,151)	(20,879)
Deferred	8,617	(1,517)	16,149	528
Total income taxes – income (expense)	(2,282)	(7,588)	(13,002)	(20,351)
Profit for the period	25,699	13,916	56,540	54,307
Equity holders of the parent	25,699	14,143	56,540	54,682
Non-controlling interests	-	(227)	-	(375)
Basic earnings per share – in Brazilian reais
Class A	0.51	0.28	1.12	1.09
Class B	0.51	0.28	1.12	1.09
Diluted earnings per share – in Brazilian reais
Class A	0.49	0.27	1.09	1.04
Class B	0.50	0.27	1.10	1.05
Weighted-average shares used to compute net income per share:
Basic	50,709	50,261	50,505	50,261
Diluted	51,276	51,242	51,072	51,242

Arco Platform Limited
Unaudited Interim Condensed Consolidated Statements of Cash Flows

	Three-month period ended June 30,		Six-month period ended June 30,
(In thousands of Brazilian reais)	2019	2018	2019	2018
Operating activities	(unaudited)	(unaudited)	(unaudited)
Profit before income taxes for the period	27,981	21,504	69,542	74,658
Adjustments to reconcile profit before income taxes
Depreciation and amortization	9,103	4,528	16,343	8,902
Inventory reserves	1,332	1,146	3,560	3,242
Allowance for doubtful accounts	550	(397)	2,203	3,137
Residual value of property and equipment and intangible assets disposed	29	-	131	138
Changes in fair value of derivative instruments	-	(367)	1,866	(1,974)
Share of loss of equity-accounted investees	667	229	1,159	294
Share-based compensation plan	138	344	275	687
Restricted stock units	14,158	-	14,158	-
Provision for payroll taxes (restricted stock units)	6,518	-	6,518	-
Accrued interest	8,498	1,972	14,440	4,052
Interest in lease liabilities	387	-	782	-
Provision for legal proceedings	132	76	211	76
Foreign exchange results, net	592	-	516	-
Alienation of investment	2	-	(3,286)	-
Other financial cost/revenue, net	(1,202)	-	(1,202)	-
	68,885	29,035	127,216	93,212
Changes in assets and liabilities
Trade receivables	7,792	18,949	(8,409)	3,087
Inventories	(2,067)	(3,226)	(2,031)	(947)
Recoverable taxes	(401)	(307)	(5,373)	(1,190)
Other assets	(9,778)	(8,262)	(7,826)	(8,556)
Trade payables	(27)	2,166	659	1,574
Labor and social obligations	6,580	3,457	11,354	3,757
Taxes and contributions payable	(475)	355	(1,047)	639
Advances from customers	(5,830)	4,638	14,998	7,645
Other liabilities	(53)	937	(354)	(911)
Cash generated from operations	64,626	47,742	129,187	98,310
Income taxes paid	(5,175)	(4,691)	(23,210)	(21,031)
Interest paid on lease liabilities	(220)	-	(220)	-
Net cash flows from operating activities	59,231	43,051	105,757	77,279
Investing activities
Acquisition of property and equipment	(3,036)	(1,228)	(5,829)	(2,158)
Payment of investments and interests in other entities	(4,200)	-	(4,200)	-
Acquisition of subsidiaries, net of cash acquired	(16,137)	(5,775)	(16,137)	(13,820)
Acquisition of intangible assets	(6,887)	(3,056)	(18,379)	(4,911)
Financial investments	(36,238)	53,756	(62,529)	33,470
Loans to related parties	-	-	(14,000)	-
Net cash flows from (used in) investing activities	(66,498)	43,697	(121,074)	12,581
Financing activities
Capital increase	12,611	-	13,829	-
Share issuance costs	-	-	(673)	-
Payment of lease liabilities	(565)	-	(1,080)	-
Payment of loans and financing	(14)	-	(14)	-
Dividends paid	-	(85,050)	-	(85,050)
Net cash flows from (used in) financing activities	12,032	(85,050)	12,062	(85,050)
Foreign exchange effects on cash and cash equivalents	(592)	-	(516)	-
Increase (decrease) in cash and cash equivalents	4,173	1,698	(3,771)	4,810
Cash and cash equivalents at the beginning of the period	4,357	3,946	12,301	834
Cash and cash equivalents at the end of the period	8,530	5,644	8,530	5,644
Increase (decrease) in cash and cash equivalents	4,173	1,698	(3,771)	4,810

Arco Platform Limited

Reconciliation of Non-GAAP Measures

	Three-month period ended		Six-month period ended
	June 30,		June 30,
(In thousands of Brazilian reais)	2019	2018	2019	2018
Adjusted EBITDA Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Profit for the period	25,699	13,916	56,540	54,307
(+) Income taxes	2,282	7,588	13,002	20,351
(+/-) Finance result	(1,587)	258	(2,062)	474
(+) Depreciation and amortization	9,103	4,528	16,343	8,902
(+) Share of loss of equity-accounted investees	667	229	1,159	294
EBITDA	36,164	26,519	84,982	84,328
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units).	20,814	344	20,951	687
(+) M&A expenses	4,423	-	4,423	-
Adjusted EBITDA	61,401	26,863	110,356	85,015

Net Revenue	137,566	81,436	254,621	195,070
EBITDA Margin	26.3%	32.6%	33.4%	41.3%
Adjusted EBITDA Margin	44.6%	33.0%	43.3%	43.6%

	Three-month period ended		Six-month period ended
	June 30,		June 30,
(In thousands of Brazilian reais)	2019	2018	2019	2018
Adjusted Net Income Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Profit for the period	25,699	13,916	56,540	54,307
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units).	20,814	344	20,951	687
(+) Amortization of intangible assets from business combinations	3,085	2,798	6,065	5,831
(+/-) Changes in fair value of derivative instruments	-	(367)	1,866	(1,974)
(+) Share of loss of equity-accounted investees	667	229	1,159	294
(-) Tax effects	(10,732)	(954)	(13,724)	(832)
(+) Foreign exchange on cash and cash equivalents	592	-	516	-
(+) Interest expenses (income), net	6,357	2,326	13,881	4,824
(+) M&A expenses	4,423	-	4,423	-
Adjusted net income	50,905	18,292	91,677	63,137
Net Revenue	137,566	81,436	254,621	195,070
Adjusted Net Income Margin	37.0%	22.5%	36.0%	32.4%

	Three-month period ended		Six-month period ended
	June 30,		June 30,
(In thousands of Brazilian reais)	2019	2018	2019	2018
Free Cash Flow Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash Generated from Operations	64,626	47,742	129,187	98,310
(-) Income Tax Paid	(5,175)	(4,691)	(23,210)	(21,031)
(-) Interest paid on lease liabilities	(220)	-	(220)	-
Cash Flow from Operating Activities	59,231	43,051	105,757	77,279
(-) Acquisition of property and equipment	(3,036)	(1,228)	(5,829)	(2,158)
(-) Acquisition of intangible assets	(6,887)	(3,056)	(18,379)	(4,911)
Free Cash Flow	49,308	38,767	81,549	70,210

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

Date: August 27, 2019